Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 19, 2019

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2019;
•	to disclose the calculation of our August 31, 2019 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to provide an update on the expected closing of the pending Jupiter Portfolio acquisition.

October 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2019 (and repurchases as of September 30, 2019) is as follows:

Transaction Price (per share)
Class S	$11.3286
Class T	$11.1221
Class D	$11.1661
Class I	$11.3030

The October 1 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2019 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2019 ($ and shares in thousands):

Components of NAV	August 31, 2019
Investments in real properties	$16,675,927
Investments in real estate-related securities	3,568,654
Cash and cash equivalents	111,577
Restricted cash	983,451
Other assets	174,414
Mortgage notes, term loans, and revolving credit facilities, net	(8,741,171)
Repurchase agreements	(1,920,679)
Subscriptions received in advance	(883,757)
Other liabilities	(442,387)
Accrued performance participation allocation	(88,401)
Management fee payable	(9,806)
Accrued stockholder servicing fees (1)	(3,907)
Non-controlling interests in joint ventures	(152,237)
Net asset value	$9,271,678
Number of outstanding shares/units	820,666

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2019, the Company has accrued under GAAP $376.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$4,784,913	$391,616	$712,356	$3,235,271	$147,522	$9,271,678
Number of outstanding shares/units	422,375	35,211	63,797	286,231	13,052	820,666
NAV Per Share/Unit as of August 31, 2019	$11.3286	$11.1221	$11.1661	$11.3030	$11.3030

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily*	7.8%	5.4%
Industrial	7.3%	5.8%
Hotel	9.7%	9.7%
Retail	7.7%	6.4%

_______________

*	Multifamily includes student housing and manufactured housing.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hotel	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.8%	+1.9%	+1.1%	+1.8%
(weighted average)	0.25% increase	(1.9%)	(1.9%)	(0.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.9%	+2.0%	+2.4%
(weighted average)	0.25% increase	(2.8%)	(2.7%)	(1.8%)	(2.2%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of July 31, 2019 ($ and shares in thousands):

Components of NAV	July 31, 2019
Investments in real properties	$16,306,340
Investments in real estate-related securities	3,447,347
Cash and cash equivalents	99,529
Restricted cash	611,355
Other assets	170,326
Mortgage notes, term loans, and revolving credit facilities, net	(8,972,152)
Repurchase agreements	(2,003,458)
Subscriptions received in advance	(520,299)
Other liabilities	(393,191)
Accrued performance participation allocation	(69,223)
Management fee payable	(8,999)
Accrued stockholder servicing fees (1)	(3,661)
Non-controlling interests in joint ventures	(143,930)
Net asset value	$8,519,984
Number of outstanding shares/units	761,177

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2019, the Company has accrued under GAAP $354.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$4,483,096	$371,722	$651,948	$2,856,683	$156,535	$8,519,984
Number of outstanding shares/units	399,418	33,734	58,914	255,131	13,980	761,177
NAV Per Share/Unit as of July 31, 2019	$11.2241	$11.0191	$11.0660	$11.1969	$11.1969

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

As of the date hereof, we had issued and sold 303,916,742 shares of our common stock (consisting of 160,755,896 Class S shares, 12,980,881 Class T shares, 36,637,759 Class D shares, and 93,542,206 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Pending Acquisition of the Jupiter Portfolio

The Company expects to close the previously announced pending $5.3 billion acquisition of the Jupiter Portfolio in late September or early October, subject to the satisfaction or waiver of the conditions thereto. The portfolio comprises 64 million square feet of income-oriented, high-quality, industrial properties and is 95% leased. However, there is no assurance that the closing will occur as expected or at all.

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